UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Starco Brands, Inc.

(Name of Issuer)

Common stock

(Title of Class of Securities)

85526F201

(CUSIP Number)

December 29, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85526F201
1.	Names of Reporting Persons Lightspeed Venture Partners XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 30,979,630 shares
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 30,979,630 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,979,630 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.8% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Lightspeed Venture Partners XI, L.P., a Cayman Islands exempted limited partnership (“Lightspeed XI”), Lightspeed General Partner XI, L.P., a Cayman Islands exempted limited partnership (“LGP XI”), Lightspeed Ultimate General Partner XI, Ltd., a Cayman Islands company limited by shares (“LUGP XI”), Barry Eggers (“Eggers”), Ravi Mhatre (“Mhatre”) and Peter Nieh (“Nieh” and, with Lightspeed XI, LGP XI, LUGP XI, Eggers and Mhatre collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This percentage is calculated based upon 285,784,831 shares of Common Stock outstanding as of January 6, 2023, as reported in the Issuer’s Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on January 10, 2023.

CUSIP No. 85526F201
1.	Names of Reporting Persons Lightspeed General Partner XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 30,979,630 shares
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 30,979,630 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,979,630 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.8% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This percentage is calculated based upon 285,784,831 shares of Common Stock outstanding as of January 6, 2023, as reported in the Issuer’s Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on January 10, 2023.

CUSIP No. 85526F201
1.	Names of Reporting Persons Lightspeed Ultimate General Partner XI, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 30,979,630 shares
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 30,979,630 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,979,630 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.8% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This percentage is calculated based upon 285,784,831 shares of Common Stock outstanding as of January 6, 2023, as reported in the Issuer’s Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on January 10, 2023.

CUSIP No. 85526F201
1.	Names of Reporting Persons Barry Eggers
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 30,979,630 shares
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 30,979,630 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,979,630 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.8% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This percentage is calculated based upon 285,784,831 shares of Common Stock outstanding as of January 6, 2023, as reported in the Issuer’s Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on January 10, 2023.

CUSIP No. 85526F201
1.	Names of Reporting Persons Ravi Mhatre
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 30,979,630 shares
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 30,979,630 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,979,630 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.8% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This percentage is calculated based upon 285,784,831 shares of Common Stock outstanding as of January 6, 2023, as reported in the Issuer’s Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on January 10, 2023.

CUSIP No. 85526F201
1.	Names of Reporting Persons Peter Nieh
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 30,979,630 shares
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 30,979,630 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,979,630 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.8% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This percentage is calculated based upon 285,784,831 shares of Common Stock outstanding as of January 6, 2023, as reported in the Issuer’s Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on January 10, 2023.

Item 1.
	(a)	Name of Issuer Starco Brands, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 250 26th Street, Suite 200 Santa Monica, CA 90402

Item 2.
(a)

Name of Person Filing

Lightspeed Venture Partners XI, L.P. (“Lightspeed XI”)

Lightspeed General Partner XI, L.P. (“LGP XI”)

Lightspeed Ultimate General Partner XI, Ltd. (“LUGP XI”)

Barry Eggers (“Eggers”)

Ravi Mhatre (“Mhatre”)

Peter Nieh (“Nieh”)

	(b)	Address of Principal Business Office or, if none, Residence c/o Lightspeed Venture Partners 2200 Sand Hill Road Menlo Park, CA 94025
	(c)	Citizenship Entities: Lightspeed XI - Cayman Islands LGP XI - Cayman Islands LUGP XI - Cayman Islands Individuals: Eggers - United States Mhatre - United States Nieh - United States
	(d)	Title of Class of Securities Common Stock (“Common Stock”)
	(e)	CUSIP Number 85526F201

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of February 14, 2023:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Lightspeed XI (1)	30,979,630		30,979,630		30,979,630	30,979,630	10.8%
LGP XI (1)			30,979,630		30,979,630	30,979,630	10.8%
LUGP XI (1)			30,979,630		30,979,630	30,979,630	10.8%
Eggers (1)			30,979,630		30,979,630	30,979,630	10.8%
Mhatre (1)			30,979,630		30,979,630	30,979,630	10.8%
Nieh (1)			30,979,630		30,979,630	30,979,630	10.8%

(1)   Includes 30,979,630 shares of Common Stock held by Lightspeed XI which may be deemed to be beneficially owned by LGP XI, LUGP XI, Eggers, Mhatre and Nieh because (i) LGP XI is the general partner of Lightspeed XI, (ii) LUGP XI is the general partner of LGP XI and (iii) Eggers, Mhatre and Nieh serve as directors of LUGP XI. Each of the Reporting Persons (other than Lightspeed XI) and each of their affiliated entities and the officers, directors, partners, members and managers thereof, disclaims beneficial ownership of the securities held directly by Lightspeed XI.

(2)   This percentage is calculated based upon 285,784,831 shares of Common Stock outstanding as of January 6, 2023, as reported in the Issuer’s Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on January 10, 2023.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Lightspeed Venture Partners XI, L.P.

By:	Lightspeed General Partner XI, L.P.
its	General Partner

By:	Lightspeed Ultimate General Partner XI, Ltd.
its	General Partner

By:	/s/ Ravi Mhatre
Name: Ravi Mhatre
Title: Director

Lightspeed General Partner XI, L.P.

By:	Lightspeed Ultimate General Partner XI, Ltd.
its	General Partner

By:	/s/ Ravi Mhatre
Name: Ravi Mhatre
Title: Director

Lightspeed Ultimate General Partner XI, Ltd.

By:	/s/ Ravi Mhatre
Name: Ravi Mhatre
Title: Director

/s/ Barry Eggers
Barry Eggers

/s/ Ravi Mhatre
Ravi Mhatre

/s/ Peter Nieh
Peter Nieh

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Starco Brands, Inc. is filed on behalf of each of us.

Dated: February 14, 2023

Lightspeed Venture Partners XI, L.P.

By:	Lightspeed General Partner XI, L.P.
its	General Partner

By:	Lightspeed Ultimate General Partner XI, Ltd.
its	General Partner

By:	/s/ Ravi Mhatre
Name: Ravi Mhatre
Title: Director

Lightspeed General Partner XI, L.P.

By:	Lightspeed Ultimate General Partner XI, Ltd.
its	General Partner

By:	/s/ Ravi Mhatre
Name: Ravi Mhatre
Title: Director

Lightspeed Ultimate General Partner XI, Ltd.

By:	/s/ Ravi Mhatre
Name: Ravi Mhatre
Title: Director

/s/ Barry Eggers
Barry Eggers

/s/ Ravi Mhatre
Ravi Mhatre

/s/ Peter Nieh
Peter Nieh